SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No. Three)(1)


                                THE BEARD COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        COMMON STOCK, par value $.001333
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  07384R 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

The Beard Company, Attn:  Herb Mee, Jr., 5600 N. May Avenue, Suite 320,
Oklahoma City, Oklahoma  73112     (405) 842-2333
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07384R 10 1                  13D                     Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        William M. Beard
        ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


        00 - PF - AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        600,553
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              430,394
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        600,553
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        430,394
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,030,947
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        36.33%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 07384R 10 1                  13D                     Page 3 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Lu Beard
        ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


        AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        1,259
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              263,279
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        1,259
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        263,279
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        264,538
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        9.3222%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 07384R 10 1                  13D                     Page 4 of 5 Pages

          This Amendment No. Three to Schedule 13D is filed to update to Amendment No. Two to Schedule 13D filed by William M. Beard and Lu Beard on December 22, 1995, with respect to the Common Stock of The Beard Company, par value $.001333 per share (the "Schedule 13D"). All shares are adjusted to reflect a 3 for 4 reverse stock split effective in September 2000. Unless otherwise indicated, capitalized terms used herein shall have the same meaning ascribed to them in the Schedule 13D. The Schedule 13D is hereby amended as follows:

Item 1.   Security and Issuer.
-------   -------------------

          No change

Item 2.   Identity and Background.
-------   -----------------------

          No change

Item 3.   Source and Amount of Funds or Other Consideration.
-------   -------------------------------------------------

          Since November 30, 1995 (Schedule 13D filed on December 22, 1995) the William M. Beard and Lu Beard 1988 Charitable Unitrust (hereinafter the "Unitrust"), of which Mr. Beard and his wife, Lu Beard, serve as co-trustees and share voting and investment power, has acquired an additional 127,928 shares, including currently exercisable warrants to purchase 22,500 shares. The Unitrust acquired 9,412 shares from the Rebecca Beard Lilly Living Trust, 5,053 shares from the Rebecca Banner Beard Trust, 16,126 shares from the Beard Irrevocable Trusts, 21,562 shares from Mr. Beard, 30,899 from other Directors and their affiliates, 750 shares in a purchase from a private party, and 21,625 shares in the open market. The Beard Irrevocable Trusts (see Item 5) acquired 128,452 shares from Mr. Beard and 375 shares in the open market; the same trusts sold 16,126 shares to the Unitrust. The shares acquired by the trusts were purchased with investment funds available to the respective trusts.

          Mr. Beard acquired 28,125 shares with personal funds when stock options became exercisable and acquired 32,730 shares through distributions by the 401(k) Plan. He deferred compensation pursuant to the Company's Deferred Stock Compensation Plan and the Company's 2003 Deferred Stock Compensation Plan; such Plans distributed 248,997 shares and 89,809 shares, respectively, to Mr. Beard upon termination thereof. The 401(k) Plan acquired 18,171 shares for Mr. Beard's account during the period, resulting in a reduction of 14,559 shares in his account net of the 32,730 shares distributed. Mr. Beard also deferred compensation pursuant to the Company's 2003-2 Deferred Stock Compensation Plan and was credited with 866 units which convert into an equal number of shares of Common Stock (sole voting and investment powers) when he ceases to be a director or officer or upon termination of the Plan. Mr. Beard was granted additional options pursuant to the Company's Stock Option Plan of which 9,375 additional options are currently exercisable. The W.M. Beard Irrevocable Trusts have increased their holdings of Common Stock by 112,701 shares since November 30, 1995 (Mr. Beard shares voting and investment power but has no pecuniary interest). B&M Limited, a general partnership, acquired warrants to purchase 5,000 shares (Mr. Beard shares voting and investment powers) in connection with the purchase of a Company note.

Item 4.    Purpose of Transactions.
------     ------------------------

           The following paragraph is added to Item 4:

          Mr. Beard acquired the additional shares of Common Stock as deferred compensation or otherwise for investment purposes.

Item 5.    Interest in Securities of the Issuer.
------     ------------------------------------

           Item 5 is hereby amended to read in its entirety as follows:

          (a) Mr. Beard beneficially owns 1,030,947 shares of Common Stock, including 9,375 presently exercisable option shares, 27,500 presently exercisable warrant shares, and 866 units convertible into common stock held in the 2003-2 Deferred Stock Compensation Plan. This amounts to approximately 36.33% of Beard's outstanding shares of Common Stock. Mrs. Beard beneficially owns 264,538 shares of Common Stock, or approximately 9.322% of Beard's outstanding shares of Common Stock.

          (b) The following table sets forth the number of shares beneficially owned by Mr. and Mrs. Beard, the nature of such beneficial ownership and the percent of outstanding shares so owned, as of September 30, 2003:

                     AMOUNT and NATURE
HOLDER              BENEFICIAL OWNERSHIP       PERCENT OF CLASS
------              --------------------       ----------------
W.M. Beard              1,030,947 (1)                 36.33%

Lu Beard                  264,538 (2)                  9.3222%

---------------

(1) Includes 526,160 shares owned directly by Mr. Beard as to which he has sole voting and investment power; 240,779 shares owned by the W.M. Beard and Lu Beard 1988 Charitable Unitrust (the "Unitrust"), of which Mr. Beard and his wife, Lu Beard, serve as co-trustees and share voting and investment power; 36,214 shares held by the W.M. Beard Irrevocable Trust "A," 51,324 shares held by the W.M. Beard Irrevocable Trust "B," and 62,661 shares held by the W.M. Beard Irrevocable Trust "C," (collectively, the "Beard Irrevocable Trusts") of which Messrs. Beard and Herb Mee, Jr. are trustees and share voting and investment power; 5,053 shares each are held by the John Mason Beard II Trust and the Joseph G. Beard Trust of which Mr. Beard is the trustee and has sole voting and investment power; 1,917 shares held by the Rebecca Beard Lilly Living Trust (the "Living Trust") as to which Mr. Beard is a co-trustee and shares voting and investment power with his daughter; 54,046 shares held by the 401(k) Trust for the account of Mr. Beard as to which he has sole voting and investment power; and 9,999 shares held by B&M Limited, a general partnership, of which Mr. Beard is a general partner and shares voting and investment power with Mr. Mee. Also includes 9,375 presently exercisable option shares and 27,500 presently exercisable warrant shares (22,500 by the Unitrust and 5,000 by B&M Limited); and 866 shares reserved in Mr. Beard's account in the Company's 2003-2 Deferred Stock Compensation Plan which will be distributed upon his death, retirement or termination of employment. Excludes 1,259 shares owned by his wife as to which Mr. Beard disclaims beneficial ownership.

(2) Represents 240,779 shares owned by the Unitrust, of which Mr. and Mrs. Beard serve as co-trustees and share voting and investment power. Also includes 1,259 shares owned directly by Mrs. Beard as to which she has sole voting and investment power, and 22,500 presently exercisable warrant shares held by the Unitrust.

          (c) See Item 3 above as to transactions in the Common Stock since the filing of Amendment No. Two to Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
------     ---------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

           No change

Item 7.    Material to be Filed as Exhibits.
------     --------------------------------

           Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October  14, 2003                 W.M. BEARD
         Date                     W.M. Beard


October  14, 2003                 LU BEARD
         Date                     Lu Beard


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).